UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Seritage Growth Properties

(Name of Issuer)

Class A common shares of beneficial interest, par value $0.01 per share

(Title of Class of Securities)

81752R100

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81752R100

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 887,691 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 887,691 (1)
	10.	Shared Dispositive Power 1,396,137 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,283,828 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 463,344 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(3)	Based upon 30,311,741 Class A Shares and 1,328,866 Class B Shares outstanding as of December 28, 2017, as confirmed by the Issuer.

CUSIP No. 81752R100

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 887,691 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 887,691 (1)
	10.	Shared Dispositive Power 1,396,137 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,283,828 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 463,344 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(3)	Based upon 30,311,741 Class A Shares and 1,328,866 Class B Shares outstanding as of December 28, 2017, as confirmed by the Issuer.

CUSIP No. 81752R100

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 887,691 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 887,691 (1)
	10.	Shared Dispositive Power 1,396,137 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,283,828 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 463,344 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(3)	Based upon 30,311,741 Class A Shares and 1,328,866 Class B Shares outstanding as of December 28, 2017, as confirmed by the Issuer.

CUSIP No. 81752R100

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,283,828 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 887,691 (1)
	10.	Shared Dispositive Power 1,396,137 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,283,828 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 463,344 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(2)	Includes 865,522 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(3)	Based upon 30,311,741 Class A Shares and 1,328,866 Class B Shares outstanding as of December 28, 2017, as confirmed by the Issuer.

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to Class A common shares of beneficial interest, par value $0.01 per share (“Class A Shares”), of Seritage Growth Properties, a Maryland real estate investment trust (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Schedule 13D, as previously amended, filed with the SEC.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On December 27, 2017 (the “New Facility Closing Date”), the Operating Partnership, as borrower, and the Issuer, as guarantor, refinanced the Facility with a new $200 million unsecured term loan facility (the “New Facility”). The Facility was a delayed draw facility with a maturity of December 31, 2017, against which the Operating Partnership had drawn $85 million against the total capacity of $200 million.

The Initial Lenders have maintained their funding of $85 million in the New Facility, with JPP, LLC appointed as administrative agent (“Administrative Agent”) under the New Facility. An affiliate of Empyrean Capital Partners, L.P., a Delaware limited partnership (and together with the Initial Lenders, the “New Facility Lenders”), has committed and funded $60 million under the New Facility, for a total of $145 million committed and funded at closing. The total commitments of the lenders under the Facility will not exceed $200 million, and the Operating Partnership has the right to syndicate the remaining $55 million with the New Facility Lenders or new lenders. The New Facility Lenders under the New Facility are not obligated to make all or any portion of the incremental loans.

The Issuer expects to use the proceeds of the New Facility, among other things, to refinance the Facility, to fund redevelopment projects and for other general corporate purposes. Loans under the New Facility are guaranteed by the Issuer.

The New Facility will mature the earlier of (i) December 31, 2018 and (ii) the date on which the outstanding indebtedness under the Issuer’s existing mortgage and mezzanine facilities are repaid in full. The New Facility may be prepaid at any time in whole or in part, without any penalty or premium. Amounts drawn under the New Facility and repaid may not be redrawn.

The principal amount of loans outstanding under the New Facility will bear a base annual interest rate of 6.75%. Accrued and unpaid interest will be payable in cash.

On the New Facility Closing Date, the Operating Partnership paid to each New Facility Lender an upfront fee in an aggregate amount equal to 1.00% of the principal amount of the loan made by such New Facility Lender on the New Facility Closing Date.

The New Facility documentation requires that the Issuer at all times maintain (i) a net worth of not less than $1,000,000,000, and (ii) a leverage ratio not to exceed 60.00%.

The New Facility includes customary representations and warranties, covenants and indemnities. The New Facility also has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, and bankruptcy or insolvency proceedings. If there is an event of default, the lenders may declare all or any portion of the outstanding indebtedness to be immediately due and payable, exercise any rights they might have under any of the New Facility documents, and require the Operating Partnership to pay a default interest rate on overdue amounts equal to 1.50% in excess of the then applicable interest rate.

The terms of the New Facility were approved by the Issuer’s Audit Committee and the Issuer’s Board of Trustees (with Mr. Lampert recusing himself).

The foregoing descriptions of the New Facility do not purport to be complete and are qualified in their entirety by reference to the full text of the Senior Unsecured Term Loan Agreement for the New Facility, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 28, 2017, and is incorporated by reference herein.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of December 28, 2017, the Reporting Persons may be deemed to beneficially own the Common Shares of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	2,283,828	(1)(2)	7.2	% (3)	887,691	(1)	0	887,691	(1)	1,396,137	(2)
RBS Partners, L.P.	2,283,828	(2)(4)	7.2	% (3)	887,691	(4)	0	887,691	(4)	1,396,137	(2)
ESL Investments, Inc.	2,283,828	(2)(5)	7.2	% (3)	887,691	(5)	0	887,691	(5)	1,396,137	(2)
Edward S. Lampert	2,283,828	(2)(6)	7.2	% (3)	2,283,828	(2)(6)	0	887,691	(6)	1,396,137	(2)

(1)	This number includes 424,347 Class A Shares and 463,344 Class B common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class B Shares”), held by Partners, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units of the Operating Partnership. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.
(2)	This number includes 530,615 Class A Shares and 865,522 Class B Shares held by Mr. Lampert, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(3)	This is based upon 30,311,741 Class A Shares and 1,328,866 Class B Shares outstanding as of December 28, 2017, as confirmed by the Issuer.
(4)	This number includes 424,347 Class A Shares and 463,344 Class B Shares held by Partners, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners.
(5)	This number includes 424,347 Class A Shares and 463,344 Class B Shares held by Partners, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS.
(6)	This number includes 424,347 Class A Shares and 463,344 Class B Shares held by Partners, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(c) There have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is hereby incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on July 17, 2016).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on July 17, 2016).

99.3	Agreement of Limited Partnership of Seritage Growth Properties, L.P., dated July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.4	Registration Rights Agreement, dated as of July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P., Edward S. Lampert and solely for purposes of Section 7.1, Seritage Growth Properties, L.P. (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.5	Articles of Amendment and Restatement of Seritage Growth Properties (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.6	Exchange Agreement, dated as of June 26, 2015, by and among Seritage Growth Properties, Seritage Growth Properties, L.P., ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 2, 2015).

99.7	Senior Unsecured Term Loan Agreement, dated as of February 23, 2017, among Seritage Growth Properties, L.P., Seritage Growth Properties, JPP, LLC, and JPP II, LLC, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 24, 2017).

99.8	Senior Unsecured Term Loan Agreement, dated as of December 27, 2017, among Seritage Growth Properties, L.P., Seritage Growth Properties, JPP, LLC, JPP II, LLC and Empyrean Investments, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 28, 2017).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2017	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert